UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2024

(Report No. 1)

Commission file number: 001-42278

INNOVATION BEVERAGE GROUP LTD

(Translation of registrant’s name into English)

29 Anvil Road

Seven Hills, New South Wales, Australia, 2147

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On October 29, 2024, Innovation Beverage Group Limited (the “Company”) issued a press release entitled, “Innovation Beverage Group Receives Largest Shipment of its Top-Selling Bitters to Date in the U.S. – Ready to Meet Growing Demand from Expanding Distribution Network.” On October 8, 2024, the Company issued a press release entitled, “Innovation Beverage Group to Expand its Bitters Production Line to Meet Surging Demand in $11 Billion Global Bitters Market.” On September 30, 2024, the Company issued a press release entitled, “Innovation Beverage Group Appoints Industry Leader Genevieve Jodhan, Former CEO of Angostura Holdings Limited, as Chief Sales Officer.” Copies of these press releases are furnished herewith as Exhibits 99.1, 99.2, and 99.3, respectively.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press Release, dated October 29, 2024.
99.2	Press Release, dated October 8, 2024.
99.3	Press Release, dated September 30, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innovation Beverage Group Limited

Date: October 30, 2024	By:	/s/ Dean Huge
		Name:	Dean Huge
		Title:	Chief Executive Officer

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